Nico Echo Park, Benefit Corp.

1115 W. Sunset Blvd., #801

Los Angeles, CA 90012

VIA EDGAR

March 24, 2020

Mr. Jonathan Burr

Attorney-Adviser

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Nico Echo Park, Benefit Corp. (the “Company”) Offering Statement on Form 1-A, as amended (the “Offering Statement”) File No. 024-11135

Dear Mr. Burr:

Pursuant to Rule 252(e) promulgated under the Securities Act of 1933, the Company respectfully requests that the qualification date of the Offering Statement be accelerated and that the Offering Statement be declared qualified on Friday, March 27, 2020, at 10:00 AM EST, or as soon thereafter as is reasonably practicable.

We acknowledge the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Offering Statement qualified, it does not foreclose the Commission from taking any action with respect to the Offering Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Offering Statement qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Offering Statement;

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Max Levine
Max Levine

cc:	Mark Schonberger, Esq.